

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 26, 2010

By facsimile to (516) 487-1452 and U.S. Mail

Mr. Frederick C. Berndt
Chief Executive Officer and President
11 Good Energy, Inc.
4450 Belden Village Street, N.W., Suite 800
Canton, OH 44718

Re: 11 Good Energy, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed July 13, 2010
File No. 333-166149

Dear Mr. Berndt:

We reviewed the filing and have the comments below.

Prospectus Cover Page

1. Please refer to comment one in our letter dated May 14, 2010. As requested previously, specify here and elsewhere in the prospectus, as appropriate, the fixed price per share at which the selling securityholders will sell the shares of common stock until the shares of common stock are quoted on the OTC Bulletin Board or other specified market. Further, delete the statement "The selling price of the shares will be determined by market factors at the time of their resale" on the cover page, and revise the first paragraph of the plan of distribution section on page 64 to clarify that the selling securityholders will sell at a specified fixed price per share until the shares are quoted on the OTC Bulletin Board or other specified market and after that at prevailing market prices or privately negotiated prices.

2. We note your response to comment three in our letter dated May 14, 2010 as well as your revised disclosure. Please highlight the entire cross reference to the risk factors section. Highlighting only the words "risk factors" is not sufficient.

Prospectus Summary, page 6
Marketing, Distribution and testing programs, page 7

3. We note your response to comment eight in our letter dated May 14, 2010 as well as your revised disclosure. Please disclose the approximate number of "corporate and

governmental organizations and municipalities" that have tested or are scheduled to test your G2 diesel.

Risk Factors, page 11

4. We note your response to comment 11 in our letter dated May 14, 2010 as well as your revised disclosure, particularly the statement "Before you invest in our Common Stock, you should be aware that there are various risks, including those described below." This statement implies that there are other risks that are not described in the prospectus. Please ensure that the risk factor section sets forth all of the material risks relating to your business and the offering. Please do not include qualifying statements (such as the quoted statement above) that suggest or imply that there are material risks that you are not describing in the prospectus.

Description of Business, page 34
Government Regulations, page 41
Biodiesel Tax Credits, page 42

5. We note your disclosure about the VEETC tax credit and your belief that it will be extended in 2010. Please update your disclosure to reflect the current status of this credit.

Selling Security Holders, page 57

6. We note your response to comment 42 in our letter dated May 14, 2010 as well as your revised disclosure. For selling security holders that are controlled by more than one natural person, please state whether the natural persons have shared voting and investment control over the securities held by the beneficial owners.

7. We note your response to comment 42 in our letter dated May 14, 2010 as well as your revised disclosure. As requested previously, please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by these beneficial owners:

    ●   Malachy Brennan Trust Fund.

    ●   Paul Treacy Trust Fund.

    ●   Quarry Pension.

Preferred Stock, page 67

8. The statement "There are currently no shares of Preferred Stock outstanding" is inconsistent with disclosures throughout the registration statement that there are 11

million shares of Series A preferred stock outstanding. Please reconcile the disclosures.

Note 1 – Significant Accounting Policies, page F-6
Acquisition of 11 Good's Energy, LTD, page F-6

9. In your supplemental response, please provide us a description of your business (11 Good Energy, Inc.) prior to the acquisition of 11 Good's Energy, LTD in October 2007, including the amount of assets, equity, revenue earned to date, and net income or loss earned to date just prior to the acquisition.

10. Please tell us supplementally the amount of assets, equity, revenue earned to date, and net income or loss earned by 11 Good's Energy, LTD through the date of acquisition.

11. Please clarify how you used the results from your income and market approaches to determine the fair value of securities issued. Explain how you combined or considered the results from the two separate analyses to arrive at your conclusion.

12. In your supplemental response, please tell us the significant assumptions underlying the income approach used to estimate the value of your common shares, including revenue and cost growth rates and other important elements of your forecasts. Tell us the amount of revenue you had recognized from biodiesel operations prior to the acquisition.

13. In your supplemental response, please tell us the significant assumptions underlying the market approach used to estimate the value of your common shares. Tell us the public companies you used as guidelines and explain how you compared your operations in October 2007 to these companies.

14. Based on disclosure on pages 6 and 24, it appears that $100,000 in research and development expenditures between February 2006 and October 2007 resulted in an intangible asset for in process research and development with a fair value of $1.6 million at October 2007 as well as an asset for "developed core technologies" of $809,015. Please clarify if this is accurate and provide us a description of 11 Good's Energy LTD's track record of sales and profitability prior to the acquisition date.

15. Please tell us the specific nature of the "developed core technology" and explain how it differs from the asset recognized for in process research and development. Tell us how you valued this asset and describe significant assumptions underlying the valuation.

16. We note your response to comment 49 in our letter dated May 14, 2010 and in particular your conclusion that the independent appraiser retained by management is not an expert for purposes of Section 11(a) of the Securities Act. Please provide us your analysis supporting this conclusion. Please refer to Rule 436 under the

Securities Act. In addition, please describe for us, in detail, the nature and extent of the services provided to you by the independent appraiser. Please note that we may have additional comments based on your response.

Item 16. Exhibits, page iv

17. The statement "All exhibits are filed herewith" is inaccurate because only exhibits 10.9 and 23.2 are filed with pre-effective amendment 1 to the registration statement. Please revise in future filings.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven Morse, Esq.
        Morse & Morse PLLC
        1400 Old Country Road, Suite 302
        Westbury, NY 11590